Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
[redacted]

#82-34714

January 9, 2007

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news release dated January 8, 2007 and the accompanying Material Change Form.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

Encl.

dlw 1/24

#82-34714

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Raises Bid for bcMetals

Vancouver, BC - January 8, 2007 – Imperial Metals Corporation (TSX:III) today announced it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation ("bcMetals") to $1.125 per share.

In addition to increasing the bid price, CAT-Gold will also reduce the minimum tendering condition of its offer to 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

The expiry time for CAT-Gold's bid remains unchanged. The bid remains open for acceptance until 4:00 pm (Pacific time) on Friday, February 9, 2007.

A notice of variation will presently be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid, which is supported by the board of directors of bcMetals, is financially superior and less conditional than the current unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited ("Taseko").

Imperial and its affiliates currently hold approximately 17.2% (7,389,694 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 4% holding (1,791,600 shares), on a fully diluted basis. Accordingly, fewer shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In addition, on January 6, 2007, Imperial entered into a loan agreement with bcMetals for the provision of up to $3 million to cover bcMetals working capital requirements. Interest on the loan, which is unsecured and repayable June 30, 2007, is at chartered bank prime rate. Imperial will advance $2 million to bcMetals under this loan arrangement today.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch, President 604.699.8959; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

January 8, 2007

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on January 8, 2007 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer announced it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation ("bcMetals") to $1.125 per share.

In addition to increasing the bid price, CAT-Gold will also reduce the minimum tendering condition of its offer to 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates

Item 5. Full Description of Material Change

The Issuer announced it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation ("bcMetals") to $1.125 per share.

In addition to increasing the bid price, CAT-Gold will also reduce the minimum tendering condition of its offer to 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

The expiry time for CAT-Gold's bid remains unchanged. The bid remains open for acceptance until 4:00 pm (Pacific time) on Friday, February 9, 2007.

A notice of variation will presently be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid, which is supported by the board of directors of bcMetals, is financially superior and less conditional than the current unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited ("Taseko").

Imperial and its affiliates currently hold approximately 17.2% (7,389,694 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 4% holding (1,791,600 shares), on a fully diluted basis.

Accordingly, fewer shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In addition, on January 6, 2007, Imperial entered into a loan agreement with bcMetals for the provision of up to $3 million to cover bcMetals working capital requirements. Interest on the loan, which is unsecured and repayable June 30, 2007, is at chartered bank prime rate. Imperial will advance $2 million to bcMetals under this loan arrangement today.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated January 8, 2007.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Raises Bid for bcMetals

Vancouver, BC - January 8, 2007 – Imperial Metals Corporation (TSX:III) today announced it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation ("bcMetals") to $1.125 per share.

In addition to increasing the bid price, CAT-Gold will also reduce the minimum tendering condition of its offer to 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

The expiry time for CAT-Gold's bid remains unchanged. The bid remains open for acceptance until 4:00 pm (Pacific time) on Friday, February 9, 2007.

A notice of variation will presently be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid, which is supported by the board of directors of bcMetals, is financially superior and less conditional than the current unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited ("Taseko").

Imperial and its affiliates currently hold approximately 17.2% (7,389,694 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 4% holding (1,791,600 shares), on a fully diluted basis. Accordingly, fewer shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In addition, on January 6, 2007, Imperial entered into a loan agreement with bcMetals for the provision of up to $3 million to cover bcMetals working capital requirements. Interest on the loan, which is unsecured and repayable June 30, 2007, is at chartered bank prime rate. Imperial will advance $2 million to bcMetals under this loan arrangement today.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch, President 604.699.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; // website: www.imperialmetals.com // email: info@imperialmetals.com